                                                               [ LOGO ] CELANESE

PRESS RELEASE



                                                   Frankfurter Strasse 111
                                                   61476 Kronberg/Ts.
                                                   Telefax: +49 (0)6107-772 7231


                     Your Contacts in Europe:
                     Ursula Tober                  Phillip Elliott
                     Phone: +49 (0)6107-772-1794   +49 (0)69-305-33480
                     U.Tober@Celanese .com         P.Elliott@Celanese.com
SEPTEMBER 26, 2002
                     Your Contact in US:

                     Vance Meyer (USA)
                     Phone: +1 972 443-4847
                     VNMeyer@celanese.com


CELANESE AG TO ACQUIRE EUROPEAN EMULSIONS
AND GLOBAL EMULSION POWDERS BUSINESS FROM CLARIANT


      KRONBERG, GERMANY - Celanese AG (FSE: CZZ; NYSE: CZ) announced today that it has agreed to purchase the European emulsions and global emulsion powders business of Clariant AG (CLZNF.PK) for CHF213.5 million ((euro)147 million). Celanese expects the new business to be earnings and cash flow positive in 2003. The acquisition is subject to regulatory approvals and is expected to be completed by year-end.

      The acquisition builds on Celanese's strong position in the acetyls chemical chain and will be part of the company's Acetyl Products segment. The new business will enable Celanese to offer a comprehensive range of value-added emulsions and emulsion powders that serve as the primary ingredients in quality surface coatings, adhesives, non-woven textiles and other applications.

      "This is an attractive business with leading technology, excellent brand recognition in the industry and solid customer relationships," said David Weidman, Celanese chief operating officer. "Emulsions are higher-value extensions of our acetyls chemical chain, which today primarily consists of commodity products. We are particularly pleased to be entering this new product market with a highly-experienced and motivated team of industry experts."

Press Release                                                  [ LOGO ] CELANESE
Page: 2 of 2


      The assets to be purchased by Celanese generated sales of approximately CHF450 million ((euro)300 million) in 2001, mostly from products sold under the leading Mowilith(R) brand. Products include conventional water-based emulsions, high-pressure vinyl acetate ethylene (VAE) emulsions, and powders made from the emulsions for use in construction applications such as tiling adhesives. The business holds the #2 position in emulsions overall in Europe, the #1 position in vinyl emulsions in Europe and the #3 position globally in powders.

      Employing 700 people, the emulsions and emulsion powders business has four production facilities servicing the unique product requirements of customers in central, northern, southern, and eastern Europe. There are also 11 sales offices and seven research and technology centers, all strategically located to provide rapid response to customers. Two of the production facilities are located in Germany and Spain, in close proximity to Celanese plants that supply chemical ingredients for emulsions.

      Celanese products that go into emulsions include vinyl acetate monomer
(VAM), polyvinyl alcohol (PVOH), acrylates and dibutyl maleate (DBM). Vinyl emulsions are the largest end-use applications for VAM in Europe.

      "We are excited about acquiring this high value-added, solutions-oriented business," said Lyndon Cole, President of Celanese Chemicals. "We believe that the business can become stronger by combining its commercial strengths with Six Sigma and the other operational initiatives that Celanese has implemented in the past two years."

      If the transaction is completed by December 31st, 2002, and there are no other material changes to our outlook, Celanese's guidance on year end 2002 net debt would be around (euro)1 bil., and trade working capital would be slightly higher than year-end 2001.

Press Release                                                  [ LOGO ] CELANESE
Page: 3 of 3


      CELANESE AG IS A GLOBAL CHEMICALS COMPANY WITH LEADING POSITIONS IN ITS KEY PRODUCTS AND WORLD CLASS PROCESS TECHNOLOGY. THE CELANESE PORTFOLIO CONSISTS OF FIVE MAIN BUSINESSES: ACETYL PRODUCTS, INTERMEDIATES, ACETATE PRODUCTS, TICONA TECHNICAL POLYMERS AND PERFORMANCE PRODUCTS. THE PERFORMANCE PRODUCTS BUSINESS CONSISTS OF ORIENTED POLYPROPYLENE FILMS (OPP), SWEETENERS AND FOOD INGREDIENTS. CELANESE GENERATED SALES OF AROUND (EURO) 5.1 BILLION IN 2001 AND HAS ABOUT 11,800 EMPLOYEES. THE COMPANY HAS 30 PRODUCTION PLANTS AND FIVE RESEARCH CENTERS IN 11 COUNTRIES MAINLY IN NORTH AMERICA, EUROPE AND ASIA. CELANESE AG SHARES ARE LISTED ON THE FRANKFURT STOCK EXCHANGE (STOCK EXCHANGE SYMBOL CZZ) AND ON THE NEW YORK STOCK EXCHANGE (SYMBOL CZ). FOR FURTHER INFORMATION PLEASE VISIT OUR WEBSITE (WWW.CELANESE.COM).

      CLARIANT IS A GLOBAL LEADER IN THE PRODUCTION OF FINE AND SPECIALTY CHEMICALS WITH SOME 29,000 EMPLOYEES AND ANNUAL SALES OF ABOUT CHF 10 BILLION. THE GROUP OPERATES WORLDWIDE WITH MORE THAN 100 COMPANIES ON FIVE CONTINENTS. IT IS DOMICILED AND HEADQUARTERED IN MUTTENZ NEAR BASEL/SWITZERLAND. THE PRODUCTS AND SERVICES OF THE FIVE DIVISIONS TEXTILE, LEATHER & PAPER CHEMICALS, PIGMENTS & ADDITIVES, MASTERBATCHES, FUNCTIONAL CHEMICALS AND LIFE SCIENCE & ELECTRONIC CHEMICALS ARE BASED ON INNOVATIVE SPECIALTY CHEMICALS. THESE PLAY A DECISIVE ROLE IN THE CLIENTS' MANUFACTURING PROCESSES, AND UPGRADE THEIR END-PRODUCTS. (WWW.CLARIANT.COM)

      FORWARD-LOOKING STATEMENTS (STATEMENTS WHICH ARE NOT HISTORICAL FACTS) IN THIS RELEASE ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. INVESTORS ARE CAUTIONED THAT ALL FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THOSE RISKS AND UNCERTAINTIES DETAILED IN CELANESE AG'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, COPIES OF WHICH ARE AVAILABLE FROM THE COMPANY.

Press Release                                                  [ LOGO ] CELANESE
Page: 4 of 4


      NOTE

      At 5:00 pm (CET) this afternoon, Celanese will hold a telephone conference for investors and analysts. If you wish to listen in to the conference, please dial one of the numbers given below (listen only mode).

      Europe:       +41 91 610 4102

                    +800 2467 8701 (toll free)

      U.S.:         +1 412 380 7400

                    +1 888 437 2685 (toll free)


      The telephone conference will also be recorded. Until October 1, you will be able to listen to the recording by dialing one of the following numbers.

      Europe:       ++41-91-6124 330

      UK:           ++44-207 866 4300

      U.S.:         ++1-(412)-858 1440

      The conference ID number is 138#.